Sidley Austin LLP 1501 K Street, N.W. Washington, D.C. 20005 +1 202 736 8000 +1 202 736 8711 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8715 svonalthann@sidley.com

August 9, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Andrew Mew

Tyler Howes

Re: UP Fintech Holding Ltd

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-38833

Dear Mr. Mew and Mr. Howes,

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 27, 2023 on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (“Annual Report”). The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 148

1.
Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

In connection with the required submission under paragraphs (a) and (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedules 13D and 13G and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the Company’s examination of the Schedules 13G and 13D and the amendments thereto, the shareholders owning more than 5% of the Company’s equity securities are:

•
Mr. Tianhua Wu, the Company’s Chief Executive Officer and director,
•
Xiaomi Corporation (“Xiaomi”),
•
IB Global Investments LLC (an entity affiliated with Interactive Brokers Group, Inc., a Delaware holding company (“Interactive Brokers”)), and
•
Tigerex Holding Limited (“Tigerex”).

On the basis of the Company’s knowledge and review of publicly available information regarding these shareholders, the Company is not aware of any information indicating that any of these the three entities above is owned or controlled by a governmental entity of the People’s Republic of China (the “PRC”). Following are additional details that the Company considered in making such determination.

Xiaomi. According to Xiaomi’s 2022 annual report filed with the Stock Exchange of Hong Kong, Jun Lei and Bin Lin (including the investment holding companies controlled by each of them) are Xiaomi’s only shareholders with an interest in 5% or more of any class of voting shares of Xiaomi Corporation, and Jun Lei is the ultimate controlling shareholder of Xiaomi Corporation. Additionally, on January 14, 2021, the U.S. Department of Defense designated Xiaomi as a Communist Chinese Military Company (“CCMC”) pursuant to Section 1237 of the National Defense Authorization Act for Fiscal Year 1999, Pub. L. 105-261, 112 Stat. 2160 (Oct. 17, 1998) (as amended) (the “January CCMC Designation”). Xiaomi filed a lawsuit disputing this designation and arguing that it had no ties to the Chinese military. In response to Xiaomi’s lawsuit, the D.C. District Court vacated the January CCMC Designation in May 2021. (Xiaomi Corp. et al. v. DOD et al., case number 1:21-cv-00280, in the U.S. District Court for the District of Columbia). Subsequently, the Department of Defense removed Xiaomi from the list of CCMCs.

Interactive Brokers. According to Interactive Brokers’ definitive proxy statement filed with the Commission on March 8, 2023, Thomas Peterffy owns a controlling stake in Interactive Brokers. The only institutional investors identified as holders of 5% or more of Interactive Brokers’ common stock were Vanguard, BlackRock, Inc., and Kayne Anderson Rudnick Investment Management, LLC, each of which is organized in the United States according to their respective Schedules 13G.

Tigerex. Tigerex is a British Virgin Islands company, in which Mr. Binsen Tang is a director and has a controlling interest. Based on the foregoing and upon a review of the share register of Tigerex, the Company believes that: (i) it is not owned or controlled by a PRC governmental entity, and (ii) PRC governmental entities do not have a controlling financial interest in the Company.

In addition, as disclosed in the Annual Report, the Company consolidates into its financial statements certain variable interest entities (“VIEs”) through contractual arrangements. The shareholders of the VIEs are all either natural persons or entities whose equity is entirely owned by natural persons. Therefore, to the best of the Company’s knowledge, the VIEs are not owned or controlled by a PRC governmental entity, and no PRC governmental entity has a controlling financial interest in the VIEs.

In connection with the disclosures required under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of January 5, 2023 and May 22, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas; (ii) natural persons; and (iii)institutional shareholders, none of which is organized in mainland China. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. Instead, as described above, the Company reviewed the Schedules 13D and 13G and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. The Company further confirms that no governmental entities in the Cayman Islands own shares of any of its shareholders which are trusts established for the benefits of natural persons. Based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedules 13G and 13D and the amendments thereto filed by them, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company. In addition, as described above, the shareholders of the Company’s VIEs are all natural persons or entities whose equity is entirely owned by natural persons.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis for its submission.

2.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it reviewed the information submitted by its directors in response to the Company’s annual director and officer questionnaire (“D&O Questionnaire”), which includes information regarding such directors’ outside affiliations. Additionally, representatives of the Company contacted each member of the Board individually to confirm that they are not officials of the Chinese Communist Party or members of or affiliated with any committees of the Chinese Communist Party. With respect to the members of the boards of the Company’s consolidated foreign operating entities, including the consolidated VIEs, representatives of the Company reached out to each such person individually to confirm that they are not officials of the Chinese Communist Party or members of or affiliated with any committees of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis for its disclosure.

3.
We note that your disclosures pursuant to Items 16I (b)(5) are provided for only your “Company.” Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
•
With respect to (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company acknowledges the Staff’s comment, and confirms that neither the Fourth Amended and Restated Memorandum and Articles of Association of the Company, nor the articles of incorporation or equivalent organizational documents of any of the Company’s consolidated foreign operating entities, including the consolidated VIEs, contains any charter of the Chinese Communist Party, including the text of any such charter.

4.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to the best of our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company acknowledges the Staff’s comment, and confirms that neither the Fourth Amended and Restated Memorandum and Articles of Association of the Company, nor the articles of incorporation or equivalent organizational documents of any of the Company’s consolidated foreign operating entities, including the consolidated VIEs, contains any charter of the Chinese Communist Party, including the text of any such charter.

*****

Thank you for your consideration in reviewing the above responses. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Sonia Barros of Sidley Austin LLP at (202)

736-8387 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sonia Barros

Sonia Barros

cc: Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Katherine Wei Wu, Chief Compliance Officer of the Company